TANKA - The Company and Mission.mp4 (2m 37s) 1 speaker (Speaker 1)

[0:00:03] Speaker 1: From the lands of the Lakota where Tatanka is still the most powerful animal on the prairie, we proudly share our ancestors ancient knowledge of the ideal portable energy food. Our award-winning Tanka Bar and our entire Tanka line of buffalo products are based on a traditional native method of preparing dried meat and fruit that the Lakota call Wasna. Today we have recreated this natural curing method with a state-of-the-art, USDA-certified process without adding any wheat, gluten, soy, MSG, nitrates, dyes, or chemicals. It's the perfect high-protein snack for living an active, healthy, balanced life. Our buffalo are prairie-raised on a vegetarian diet, free from growth hormones and antibiotics. We combine this naturally lean prairie-fed buffalo with tart, sweet cranberries high in vitamin C and antioxidants, garlic, onion, water, and 100% natural sea salt. Our many flavors feature a host of other natural ingredients such a jalapeno, habanero peppers, apples, orange peel, and native-grown wild rice. We slow smoke our Tanka bars all day long to naturally preserve the flavor and health benefits without the use of synthetic preservatives. We ship our Tanka products to every state in the nation. You'll find them in natural food stores, outdoor retailers, gyms, coffee shops, and more than 375 Indian reservations across the country. To find a retailer near you, see our store locator at tankabar.com. Tanka products are made by Native American Natural Foods, a community-owned company on the Pine Ridge Indian Reservation in South Dakota. We are dedicated to making natural, healthy foods while creating jobs and opportunity for our people. We are striving to build a future for generations to come by protecting what we can of our Lakota culture, language, lands, and way of life. We believe that the buffalo and the Lakota are sister nations, and depend on each other for survival. Native American Natural Foods is dedicated to do our part to help return the buffalo to the land, lives, and economy of Indian people. When you purchase Tanka products, you're not only buying a delicious, healthy, all-natural snack, but you are helping to bring back the buffalo and build a sustainable future for your children and ours alike. Live life powerfully. Eat Tanka bars, bites, and sticks. [0:02:29]





The Tanka Story.webm (7m 31s) 6 speakers (Yasmin, James, Karlene Hunter, JC, Mark Tilsen, Speaker 6)

[0:00:41] Yasmin: My name is Yasmin Chinuala. I'm a journalist working with a portrait photographer, James Stroud, on an article about businesses that are flourishing in places that you really wouldn't expect. We only have two days to find out what makes each company so unique and successful, and the second stop on our search has brought us to South Dakota, the homeland of the Lakota Indian tribe.

[0:01:06] James: As a photographer, you're always seeing the world in potential pictures. The first thing that strikes you about the reservation is its . How anyone can run a business from here is remarkable.

[0:01:18] Yasmin: The company we're here to write about is called Native American Natural Foods. They're the first company from a native reservation to create a national brand. To do so, they've gone right back to their roots, using traditional native recipes in snack food production. Their first product is called the Tanka bar, and it was inspired by , a traditional recipe which mixed buffalo and cranberries. No one expected it to take off in the way that it has. Co-founder Karlene Hunter is a Lakota woman who grew up here on the reservation.

[0:02:02] Karlene Hunter: Oglala Lakotas were placed on the reservation a little over 100 years ago. Our whole total society was taken away. Our language, our spirituality, our economy. When you look at economic development, it's hard for someone to imagine what can be when they're told, "This is how you will do it." JC. My man, JC, just graduated. We're really proud of him.

[0:02:27] Yasmin: Congratulations.

[0:02:27] Karlene Hunter: Going on to college. Right?

[0:02:30] JC: Yeah.

[0:02:30] Karlene Hunter: Yes. We began the concept about five years ago and we were talking about building a private sector. We were trying to get people to understand what that meant. We decided, "Okay, we've gotta show people it can be done."

[0:02:47] James: Just looking straight to me. Look straight in. Just looking straight to me. Fantastic. The other co-founder of Native American Natural Foods, Mark Tilsen, has been working for 25 years to bring economic stability to the area. It's a huge challenge for me to capture that kind of dedication in a single photograph. Just your arms by your side. You're like a catalog man. Now just stand completely straight.

[0:03:22] Mark Tilsen: We try to take as much of the positive things that are happening in the native community and share that along with our brand, 'cause that's really our message.

[0:03:31] James: Straight into the camera.

[0:03:31] Mark Tilsen: There are positive solutions. We can get stuck on the disease and the poverty and a lot of the problems, but if we can stay focused on solutions, we can keep moving forward and that's really what we're trying to do here.

[0:03:51] Yasmin: Social benefits aside, Mark and Karlene still have to run a business. If they want to create even more jobs, that business has to grow. With partner Frohling Meats, Mark is working on a new range of 100% natural products that make use of their native buffalo, including the Tanka Dog and the Tanka Wild Indian Summer Sausage.

[0:04:12] Mark Tilsen: This is the natural occurring nitrate that is in vegetables. It actually cures the meat.

[0:04:19] Yasmin: What's the feedback been thus far?

[0:04:21] Mark Tilsen: People love it. It tastes awesome. It's well documented, if we can get people to return to more traditionally based foods, less processed foods, we can reduce the prevalence of diabetes and obesity. Each step, we've tried to get as much input from native youth as possible because we know they're not gonna eat this because we tell them that it's good for you to eat it. Otherwise, we'd already solve the problem.

[0:04:50] Yasmin: The native youth are getting involved with more than just R &
D. With the company's marketing strategy, they are proving necessity is the mother of invention.

[0:04:59] Karlene Hunter: When we started Native American Natural Foods, they told us it was gonna take $16 million to start a food company. Well, we didn't have $16 million. Once again, we get real creative.

[0:05:07] Speaker 6: Right now, we operate on multiple social networking sites. MySpace, Facebook, Bebo, Twitter. It's a new type of conversational marketing and very cutting edge.

[0:05:21] Karlene Hunter: As recently as five years ago, the majority of our people didn't even have a bank account.

[0:05:26] Speaker 6: With our network, we're communicating with over 8,000 different people just on Twitter alone.

[0:05:31] Karlene Hunter: Now, with the youth and everything, we're at the point that we've got those doors open. Now, we need to roll with it. We need to roll ourselves.

[0:05:39] Yasmin: the world.

[0:05:39] Karlene Hunter: That's right. We are. We're international. We're taking it over one Tanka bar at a time.

[0:05:48] James: Karlene's motivation comes from wanting to build a future for her daughters and granddaughters on the reservation. I wanted to photograph them together to reflect this vision.

[0:06:02] Yasmin: Are you worried about becoming a victim of your own success with that you don't have the capacity here to manage that?

[0:06:09] Karlene Hunter: No.

[0:06:10] Yasmin: You're not worried about that?

[0:06:11] Karlene Hunter: No. No. We have 38,000 tribally enrolled members. People ask us, "Will you move the company?" No, we won't move the company.

[0:06:21] Yasmin: Would you sell?

[0:06:22] Karlene Hunter: No. We will sell to the employees. It was funny, when we got our loan, the banker asked me, "So what's your exit strategy?"

[0:06:31] Yasmin: Yeah, yeah.

[0:06:33] Karlene Hunter: Die.

[0:06:34] Yasmin: Karlene and Mark are not serial entrepreneurs. They're social entrepreneurs, proving business can be about more than just the bottom line. This company is just a starting point for their vision to nurture businesses and drive economies on reservations across the US and empower native communities around the world. It's definitely the start of something here in Kyle, South Dakota.

[0:07:02] James: Karlene and Mark have got an incredible spirit and energy. I look forward to sharing these photos of them with the world. Next stop is Brazil. I can't wait to see what lies in store for us. [0:07:18]





Tanka honoring song at Black Hills Powwow 2014.mp4 (1m 58s) 1 speaker (Speaker
1)

[0:00:00] Speaker 1: They launched the seven years ago, here . Today, is creating jobs, opportunity, , and providing a healthy snack. (singing) [0:00:02]